Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Tweet: Check out what @SievertMike said in this article! With the combined resources of @Sprint & @TMobile, the New T-Mobile will expand our network, launch nationwide 5G & more! [link to VentureBeat article below] … Details: http://NewTMobile.com

•                  Facebook Post: 5G is the future & The New T-Mobile will be ready & able to be the first to bring it nationwide to America! And we can’t wait! Check out what Mike said in this article! With the combined resources of @Sprint & T-Mobile, the New T-Mobile will expand our network, launch nationwide 5G & more! Details: NewTMobile.com

T-Mobile says Sprint and fixed 5G will let it challenge cable companies

By Jeremy Horwitz, VentureBeat

Ignore T-Mobile CTO Neville Ray’s earlier statements on the “double yawn” concept of using 5G wireless technology to replace cable-based broadband and TV services. Now that a merger with Sprint is in the works, T-Mobile is actively looking at so-called “fixed 5G” as a way to challenge wired internet and TV providers across the country, following Verizon’s earlier — and derided — decision to do the same for its 5G rollout in 2018.

What’s changed, T-Mobile’s Mike Sievert said during an earnings call with analysts, is the combined strength of T-Mobile’s 600MHz and Sprint’s 2.5GHz 5G network resources following a merger. While initial speeds may be slow, Sievert expects that their combined 5G speed will hit 450 megabits per second (Mbps) within the company’s planning horizon, and claims that will be the national average, not just in specific areas served by millimeter wave small cells.

If the 450Mbps number is accurate, it converts to just over 56 megabytes per second (MBps), which Sievert described as “way higher than most people get in their home broadband today.” He noted that the broadband market is currently underserved due to a lack of competition, as 53 percent of broadband customers have only one choice. T-Mobile now sees fixed 5G as an opportunity that could be exploited on the internet side, as well as on the TV side thanks to its recent acquisition of Layer3 TV.

Though T-Mobile has committed to building a “mobile 5G” network focused on supplying smartphones and other mobile devices with wireless service, it’s not difficult to add fixed 5G hardware that remains tethered in homes. Samsung already has fixed 5G “consumer premises equipment” ready to go, and rival Inseego will similarly have a Novatel-branded alternative available by the time T-Mobile’s network launches in 2019.

Bringing 5G wireless services directly into homes could do more than just improve TV and internet service. Next-generation standalone VR headsets and game consoles are expected to leverage low-latency, high-bandwidth 5G connections to stream immersive 3D video content to tiny screens. Customers could also combine their previously separate smartphone and home broadband packages to save money on necessary services.

There are obviously a few big “ifs” here: T-Mobile still has to complete its deal with Sprint, launch its 5G network, and get that network up to a competitive performance level in historically underserved areas. It also remains to be seen when and how the cable companies will respond; they could ratchet up the performance of their wired networks to give consumers better speeds, or expand their cabling to reach more homes. In any case, it’s fair to assume that increased broadband service competition from both cable and wireless providers will be great for consumers over the next couple of years.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

MIKE SIEVERT (Twitter @SievertMike)

•                  Tweet: What happens over the next 2-3 yrs will be pivotal for consumers & the U.S. Sprint can build a deep 5G network, we can build a broad one. Together you get both for massive speed & capacity improvements. Great write-up: [link to New York Times article below]  And key info: NewTMobile.com

T-Mobile’s 5G Argument to Regulators Is Compelling

By Jennifer Saba, The New York Times

John Legere, the chief executive of T-Mobile, believes in second chances. And he has a point. Mr. Legere said if regulators allow T-Mobile’s nearly $26.5 billion acquisition of Sprint — a deal they opposed in the past — it will help the United States lead in wireless technology. The rationale this time is compelling.

As the third- and fourth-biggest mobile companies in the United States by subscribers, T-Mobile and Sprint have a problem. The American government wants the country to be a leader in 5G technology, but for anything but the biggest of operators, that’s a challenge — if it’s doable at all. Together, their chances of completing a nationwide network are much higher.

The enlarged T-Mobile would put some $40 billion behind the effort over three years, Mr. Legere said. That will be partially funded by $6 billion of annual cost savings — and a pledge not to direct the bounty toward buybacks or dividends.

The investment would dramatically boost the industry’s levels of capital expenditure. The larger rivals AT&T and Verizon, which are competing to be leaders in 5G, dedicated approximately $22 billion and $17 billion to network investments last year. T-Mobile and Sprint together mustered just $6 billion, according to Eikon data. And 5G is an expensive endeavor. New Street Research estimated that Verizon will spend $35 billion over the next five years to cover just 20 percent of the country. The cost ratchets up “significantly” to expand beyond that, the research firm said.

Mr. Legere is pitching a plan that by concentrating on 5G, T-Mobile will induce his competitors to follow suit aggressively. He started a price war some six years ago that left AT&T and Verizon little choice but to copy T-Mobile’s moves. T-Mobile and Sprint also have complimentary spectrum that when slammed together would help improve coverage in urban, suburban and rural areas.

Will this pass muster with regulators? Much depends on whether consumers end up paying more. But that could happen even without a deal, since Sprint is severely hobbled. The risk, of course, is that Mr. Legere doesn’t stick to his word, and a merged company becomes bigger and more complacent.

But if Mr. Legere’s previous commitment to a mobile price war is an indicator, consumers may end up better off with this deal than without it.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.